Contact

www.linkedin.com/in/fletcher-wilson-a216a16 (LinkedIn)

Top Skills

Design Control
Medical Devices
Biomedical Engineering

Fletcher Wilson

Co-Founder/CEO, Throne: Revolutionizing public bathrooms

Experience

Throne Labs

Co-Founder/CEO
July 2020 - Present (2 years 10 months)

Building the Internet of Bathrooms.

InterVene, Inc.

11 years 9 months

Board Member
May 2020 - Present (3 years)

Founder/CEO
August 2011 - May 2020 (8 years 10 months)
415 Grand Ave, Suite 302, South San Francisco, CA

InterVene is a clinical stage medical device company reinventing the way physicians treat severe venous disease in the legs.

InterVene's BlueLeaf™ Endovenous Valve Formation System represents the first ever non-implantable, minimally-invasive approach to deep vein valve failure. This technology allows physicians to create new vein valves for severely symptomatic patients with Chronic Venous Insufficiency, an inability to efficiently pump blood out of the legs and back to the heart. Millions of Americans currently suffer from painful venous stasis ulcers (VSU's) and other costly and devastating symptoms associated with this disease, yet no minimally invasive therapy exists to treat deep vein valve failure, one of the most impactful underlying causes of these symptoms. InterVene plans to change that.

After identifying a massive clinical need, I was fortunate to attract a start-up savvy med tech team, and together we invented a first of it's kind endovascular technology and procedure, and executed on a landmark clinical feasibility trial (in pub, Journal of Vascular Surgery, 2021). I am first named inventor on 21 issued InterVene patents, and led fundraising efforts in Seed, Series A and Series B rounds (~$30M total) from angel, venture and corporate sources, to support development of 3 product generations and a series of clinical feasibility studies.

The Kathy Wilson Foundation
Board Member
January 2009 - Present (14 years 4 months)

Supporting Development of All Young Children

Stanford Byers Center for Biodesign
Biodesign Innovation Fellow
August 2009 - July 2011 (2 years)

Biodesign is an interdisciplinary program working to train and create entrepreneurs for the future of Med Tech. A secondary endpoint is the creation of a company or product streaming directly from the program.

InSite Medical Technologies, Inc.
R&D Engineer
May 2008 - July 2009 (1 year 3 months)

The future of epidural catheter delivery

Boston Scientific
R&D Engineering Intern
June 2007 - December 2007 (7 months)

Worked on next generation neurovascular aneurism coils.

Education

Stanford University
MS, Mechanical Engineering · (2006 - 2008)

University of Pennsylvania
BS, Mechanical Engineering · (2002 - 2006)